FOR IMMEDIATE RELEASE
April 1, 2009

Manulife Financial to issue Medium Term Notes

TORONTO – Manulife Financial Corporation (the “Company”) intends to issue up to $600 million principal amount of medium term notes constituting senior indebtedness pursuant to its medium term note program.

The medium term notes, to be offered on a best efforts basis through an agency syndicate led by RBC Dominion Securities Inc. and Scotia Capital Inc., are expected to be issued on April 8, 2009.  The notes will pay a fixed rate of 7.768 per cent until maturity on April 8, 2019.

The notes will be direct unsecured obligations of the Company and will rank equally with all other unsecured indebtedness of the Company that is not subordinated.  The net proceeds of the offering will re-finance indebtedness of a subsidiary that was repaid upon maturity from internal resources in December 2008, and will be utilized for general corporate purposes of the Company, including investments in subsidiaries.

The Company intends to file in Canada a pricing supplement to its short form base shelf prospectus dated March 12, 2007 and prospectus supplement dated March 27, 2007 (as amended by amendment no. 1 dated December 8, 2008 to the prospectus supplement) in respect of this issue.  Details of the offering will be set out in the prospectus, which will be available on the SEDAR website for the Company at www.sedar.com.

The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U. S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$404.5 billion (US$330.3 billion) as at December 31, 2008.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com